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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sprott Global Resource Investments, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1910 Palomar Point Way, Suite 200
(No. and Street)

Carlsbad	CA	92008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Bay Adelaide Centre, 333 Bay Street, Suite 4600	Toronto	ON, Canada	M5H2S5
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 03 2020

Washington, DC

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Natalia Yermolina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sprott Global Resource Investments, LTD., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF FINANCIAL POSITION

[Expressed in U.S. Dollars]

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2019

KPMG

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto, ON M5H 2S5
Canada

Telephone: (416) 777-8500
Fax: (416) 777-8818
Internet: www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors
Sprott Global Resource Investments, Ltd.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sprott Global Resource Investments, Ltd. (the Partnership) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Change in Accounting Policy

We draw attention to Note 1 to the financial statements, which indicates that the Partnership has changed its method of accounting for leases due to adoption of Topic ASC 842, Leases. Our opinion is not modified with respect to this matter.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Partnership's auditor since 2016.

February 26, 2020

Toronto, Canada

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$ 1,989,901
Cash and cash equivalents at clearing broker	983,625
Securities owned, at fair value (Note 3)	688,610
Commissions receivable	339,545
Receivable from affiliates (Note 5)	1,144,815
Furniture, equipment and leasehold improvements,	
net of accumulated depreciation of $1,054,793	111,969
Right of use lease asset	1,225,416
Other assets	502,394
Total assets	**$ 6,986,275**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Commissions and salaries payable	$ 384,238
Lease liability	1,239,784
Accrued expenses and other liabilities	92,309
Payable to affiliates (Note 5)	1,060,364
Total liabilities	2,754,639
PARTNERS' CAPITAL:	
General partner	$ 42,097
Limited partner	$ 4,167,483
Total partners' capital	4,209,580
Total liabilities and partners' capital	**$ 6,986,275**

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Sprott Global Resource Investments, Ltd. (the "Partnership") is a California limited partnership which was organized on September 24, 1993. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner of the Partnership is Rule Investments, Inc. ("RII"). The Partnership generates the majority of its business from the United States and substantially all of the Partnership's assets are located in the United States.

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the customer protection - reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing broker, RBC Capital Markets, LLC ("RBC CM" or "carrying broker") on a fully disclosed basis. As at December 31, 2019, the carrying broker also acts as its custodian for the Partnership's proprietary investments. RBC CM is registered with the SEC and is a member of FINRA; as a result, it is required to maintain minimum levels of regulatory capital at all times. The Partnership's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Partnership is a member.

The Partnership and other affiliated entities are under common ownership and management control of Sprott Inc. ("SII"). The existence of this control could result in the Partnership's operating results or financial position being significantly different from those that would have been obtained if the Partnership were autonomous.

These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States. The significant accounting policies are outlined below.

Securities Valuation

The Partnership records its securities owned on a trade-date basis. Partnership's corporate finance revenue may be received in the form of derivative securities, such as warrants, whereby management may determine to hold for an extended period of time should future appreciation be probable. Derivative instruments are reported in securities owned on the statement of financial condition.

The Partnership values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Partnership's own data.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Securities Valuation</u> *(continued)*

determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Partnership values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at the bid price on the last business day of the year.

Over-the-counter ("OTC") contracts have market prices that can be observed in the marketplace. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported market price. These securities are included in Level 1 of the fair value hierarchy for actively traded markets and Level 2 of the fair value hierarchy for markets that are not actively traded.

Restricted securities of publicly traded companies are valued at the fair value of the public company's publicly traded securities less a discount. The Partnership discounts the unrestricted fair values based upon various factors such as the length of the restriction period. These securities are included in Level 2 of the fair value hierarchy.

The Partnership's investments in private companies consist of direct private equity investments. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation *(continued)*

When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by the Partnership's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, comparable transactions and the overall stability of the principal market where the security would trade if the security were public. These non-public securities are included in Level 3 of the fair value hierarchy.

Transfers between the fair value hierarchy levels are determined using the fair value on the actual date of circumstance that caused the transfer.

Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Foreign currency translation adjustments arise from changes in the fair values of assets and liabilities, other than investments in securities, resulting from changes in exchange rates. This amount is reported as interest and other income in the statement of income (loss).

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are depreciated on a declining balance basis over the expected useful life which ranges from 1 to 5 years. Leasehold improvements are amortized on a straight line basis over the life of the lease term.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents

For purposes of the statement of cash flows, the Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Stock-based Compensation

On June 2, 2011, the Partnership adopted an Equity Incentive Plan ("EIP") for its US employees. The Partnership may allocate common shares of its ultimate shareholder, SII, to employees as either (i) restricted stock, (ii) unrestricted stock or (iii) restricted stock units ("RSUs"), the resulting common shares of which will be issued from the treasury of SII.

The Partnership uses the fair value method to account for equity settled share-based payments with employees. Compensation expense is determined using the closing price of SII stock on the day the RSU is granted and is recognized over the vesting period with a corresponding increase to partners' capital (contributed surplus). RSUs vest in installments which require a graded vesting methodology to account for these share-based awards. On the conversion of the RSUs to common stock, SII issues the capital stock on behalf of the partnership.

Income Taxes

The financial statements do not include a provision for United States federal, state or local income taxes because the Partnership is not a taxable entity and its partners are taxed on their respective share of partnership earnings.

New accounting standards

On January 1, 2019, the Partnership adopted Topic 842, Leases. The adoption of Topic 842 established a right-of-use model that required the Partnership to recognize a right-of-use asset of $1,656,107, with a corresponding lease liability on the statement of financial condition. Subsequent amortization of the right-of-use asset and accretion of the lease liability for an operating lease is recognized as a single lease cost, on a straight-line basis, over the lease term. Right-of-use assets are assessed for impairment in accordance with long-lived asset impairment policy.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Partnership had net capital and net capital requirements of $1,739,247 and $250,000, respectively. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.89 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Partnership's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Partnership's policies.

The following table presents information about the Partnership's assets measured at fair value and its categorization in the fair value hierarchy as of December 31, 2019:

	Level 1	Level 2	Level 3	Balance as of December 31, 2019
Assets:				
Public equities	$ 527,324	—	—	527,324
Common share purchase warrants	—	161,286	—	161,286
Securities owned, at fair value	**$ 527,324**	**$ 161,286**	**$ —**	**$ 688,610**

During the year ended December 31, 2019, $Nil was transferred between Level 2 and Level 1.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2019 are as follows:

	Balance as at December 31, 2018	Purchases of Securities	Proceeds from Sale of Securities	Transfers to Level 1 or 2	Realized and Unrealized Gains/(Losses)	Balance as at December 31, 2019
Assets:						
Private securities	**$ 42,013**	**$ —**	**(37,862)**	**$ —**	**$ (4,151)**	**$ —**

Confidential Pursuant to SEC Rule 17-A-5(E)(3)

NOTE 4 - COMMITMENTS

We have a non-cancellable operating lease agreement for our office premise. The Partnership's lease expense for operating lease payments are recognized on a straight-line basis over the lease term. As the Partnership's office premise lease agreement does not provide an implicit rate of return, the Partnership has used its incremental borrowing rate based on the information available at adoption date in determining the present value of lease payments.

Other information about lease amounts recognized on the statement of financial condition are summarized as follows:

	December 31, 2019
Remaining lease term	3.58 years
Discount rate	4%

As of December 31, 2019, the Partnership's lease liabilities were as follows:

	December 31, 2019
Gross lease liability	1,331,853
Less: imputed interest	(92,069)
Present value of lease liability	1,239,784

NOTE 5 - RELATED PARTY TRANSACTIONS

The Partnership is affiliated with Resource Capital Investment Corporation ("RCIC") through common ownership. RCIC is the general partner of thirteen investment partnerships: Exploration Capital Partners 2000 Limited Partnership, Exploration Capital Partners 2005 Limited Partnership, Exploration Capital Partners 2006 Limited Partnership, Exploration Capital Partners 2008 Limited Partnership, Exploration Capital Partners 2009 Limited Partnership, Exploration Capital Partners 2012 Limited Partnership, Exploration Capital Partners 2014 Limited Partnership, Resource Income Partners Limited Partnership, Natural Resource Income Investing Limited Partnership, Sprott Natural Resource Lending Fund 2016 LP , Sprott Rights & PIPES I and Sprott Rights & PIPES VII and Sprott Drill Driven Alpha Fund (collectively "Exploration"). For the year ended December 31, 2019, RCIC reimbursed the Partnership $955,742 for its portion of selling, general, administration and compensation overhead. As of December 31, 2019, the Partnership has a receivable from RCIC for $457,957.

The Partnership receives fees charged for the execution of purchases and sales of securities from Exploration. For the year ended December 31, 2019, the Partnership received $64,890 in commissions and trading fees from Exploration.

The Partnership is also affiliated with Sprott Asset Management USA ("SAM USA") by virtue of common ownership. The Partnership receives a fee for providing back office management and administrative services. For the year ended

December 31, 2019, the Partnership earned $183,252 for the performance of such services and had a receivable from SAM USA of $235,001 of which $95,382 relates to salaries paid on behalf of SAM USA. As of December 31, 2019, the Partnership had payable to SAM USA of $719,922 for fees received from the clearing broker related to management fees earned by SAM USA.

The Partnership pays the general partner a management fee of $3,000 each calendar quarter. For the year ended December 31, 2019, the Partnership paid management fees of $12,000 of which $10,000 remained payable to RII at December 31, 2019. As of December 31, 2019, the Partnership has other receivable from RII of $17,716 and other payable to RII of $60 for expenses paid on behalf of the Partnership.

The Partnership is affiliated with Sprott Capital Partners LP ("SCP"), a subsidiary of SII. The Partnership participates from time to time in the selling of SCP brokered business and is paid a fee for this service. In addition, the Partnership pay expenses on behalf of SCP. As of December 31, 2019, the Partnership had a receivable of $35,485 and a payable to SCP of $22,218.

The Partnership is affiliated with SII. The Partnership is charged certain expenses by SII and subsequently reimburses these costs to SII. For the year ended December 31, 2019, the Partnership was charged $294,029 of head office costs and had a payable to SII of $230,824. The Partnership also recovers expenses from SII for general, administration and compensation overheads. For the year ended December 31, 2019, the Partnership paid $22,665 on SII's behalf of which $2,369 is receivable at year end.

The Partnership is also affiliated with Sprott Asset Management LP ("SAM"), a subsidiary of SII. In the normal course of business, SAM and the Partnership incur expenses on each other's behalf which are reimbursed on a periodic basis. For the year ended December 31, 2019, the Partnership incurred $2,720,369 of costs on behalf of SAM while SAM incurred costs of $93,283 on behalf of the Partnership. As of December 31, 2019, the Partnership has a payable of $66,821 to SAM and a receivable of $154,960.

The Partnership is affiliated with Sprott Resource Lending Partnership ("SRLP"), a subsidiary of SII. In the normal course of business, SRLP and the Partnership may incur expenses on each other's behalf which are reimbursed on a periodic basis. For the year ended December 31, 2019, the Partnership incurred $1,007,762 of costs on behalf of SRLP while SRLP incurred costs of $Nil on behalf of the Partnership. As of December 31, 2019, the Partnership has a receivable of $81,943 and payable of $Nil.

In the normal course of business, the Partnership and other subsidiaries of SII may incur expenses on each other's behalf which are reimbursed on a periodic basis.

As of December 31, 2019, the Partnership has additional receivables from wholly-owned subsidiaries of SII as follows:

	December 31, 2019
Sprott Consulting LP ("SC LP")	4,251
Sprott Resource Lending Corp ("SRLC")	20,918
Sprott Resource Consulting LP ("SRC LP")	569
Sprott US Media ("SUSM")	133,646

As of December 31, 2019, the Partnership has additional payables to wholly-owned subsidiaries of SII as follows:

	December 31, 2019
RCIC	4,488
SRLC	6,031

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Partnership's future operating results may be affected by several factors. The investments of the Partnership may be affected by general and local economic, political and social conditions that can affect the prices of the securities in countries in which companies undertake their activities. Markets can also be affected by currency fluctuations, new tax and environmental legislation, laws restricting sales of natural resources and the absence of liquidity in the securities.

In the normal course of business, the Partnership's client activities through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Partnership to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Partnership's trading activities, the Partnership has purchased securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2019.

The Partnership has a portion of its assets on deposit with clearing brokers. Assets deposited with clearing brokers are subject to credit risk. In the event of a clearing broker's insolvency, the amounts held with the clearing brokers could be subject to forfeiture.

The Partnership's financial instruments not carried at fair value, including cash, receivables, payables and other liabilities are carried at amounts which approximate fair value given their short-term maturity.

The Partnership clears all of its trades through its clearing broker, a major U.S. financial institutions. In the event the carrying broker does not fulfill its obligations, the Partnership may be exposed to risk of loss on securities owned and receivable from the clearing broker. The Partnership attempts to minimize this risk by monitoring the creditworthiness of its clearing broker.

In the ordinary course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of loss to be remote.

NOTE 7 - SUBSEQUENT EVENTS

The Partnership has performed an evaluation of subsequent events that have occurred subsequent to the statement of financial condition date and through to February 26, 2020 which is the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments in these financial statements.

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto, ON M5H 2S5
Canada

Telephone: (416) 777-8500
Fax: (416) 777-8818
Internet: www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sprott Global Resource Investments, Ltd.:

We have reviewed management's statements, included in the accompanying Sprott Global Resource Investments, Ltd.'s Exemption Report (the Exemption Report), in which (1) Sprott Global Resource Investments, Ltd. (the Partnership) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Partnership stated that it met the identified exemption provisions from January 1, 2019 to December 31, 2019 without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 26, 2020

Toronto, Canada

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

47039 FINRA DEC
SPROTT GLOBAL RESOURCE INVESTMENTS LTD
1910 PALOMAR POINT WAY STE 200
CARLSBAD, CA 92008-5578
ATTN: NATALAIA YERMOLINA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Natalia Yermolina (416) 945-3276

2. A.	General Assessment (item 2e from page 2)	$ 8,082
B.	Less payment made with SIPC-6 filed (exclude interest) July 24, 2019 Date Paid	(3,296)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	4,787
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4,787
G.	PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐ Total (must be same as F above) $ 4,787	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sprott Global Resource Investments, Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 20 20.

Natalia Yermolina, FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,049,830
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	50,341
Total additions	50,341
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	711,975
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	711,975
2d. SIPC Net Operating Revenues	$ 5,388,196
2e. General Assessment @ .0015	$ 8,082

(to page 1, line 2.A.)

Sprott

Sprott Global Resource Investments, Ltd.'s Exemption Report

February 25, 2020

Sprott Global Resource Investments, Ltd. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Partnership states it has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from January 1, 2019 to December 31, 2019, without exception.

Very truly yours,

Sprott Global Resource Investments, Ltd.

Mr. Robert Villaflor
Chief Executive Officer

Ms. Natalia Yermolina
FINOP

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Sprott Global Resource Investments, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, which were agreed to by Sprott Global Resource Investments, Ltd. (the Partnership) and SIPC, solely to assist you and SIPC in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Financial Statements for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, and noted no difference;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 26, 2020

Toronto, Canada

Sprott

SEC Mail Processing

MAR 03 2020

Washington, DC

February 26, 2020

Office of Investor Education and Assistance
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Re: Audited Financial – Sprott Global Resource Investments, Ltd. - CRD No. 35878

Dear Ladies and Gentlemen:

Please find enclosed herewith the audited Financial Statements, Confidential Report Pursuant to Rule 17a-5(d) and the Independent Auditors' Report on Internal Accounting Control required by SEC Rule 17a-5, the audited Statement of Financial Condition, the SIPC-7 and the Exemption Report of Sprott Global Resource Investments, Ltd., a California Limited Partnership (the "Company"), which is engaged in the business of a securities broker/dealer. Said financials and SIPC-7 cover the Company's activities for the fiscal year 2018 and were prepared by the independent certified public accountants, KPMG LLP.

Please feel free to contact me at 800-477-7853 if you have any questions regarding these financials.

Very truly yours,

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.

Natalia Yermolina
FINOP

Enclosures